EXHIBIT 21.1

SUBSIDIARIES

At December 31, 2009 the subsidiaries of the Registrant included:

Jurisdiction of Incorporation
Kent-Marsh Ltd., Inc.	Texas
Astonishing Developments, Inc	Texas
DanaSoft, Inc	Delaware
Citadel Computer Systems Acquisition, Inc	Delaware
Canberra Operating LP	Texas
Canberra, LLC	Delaware
Citadel Security Software International, LLC	Delaware
CDSS Merger Corporation	Delaware